Exhibit 12.1

Deluxe Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Earnings:

Income from continuing operations before income taxes	$244,562	$299,380	$340,722	$297,534	$273,429	$322,582

Interest expense (excluding capitalized interest)	19,303	19,241	5,079	5,691	11,900	8,852

Portion of rent expense under long-term operating leases representative of an interest factor	1,663	2,478	3,058	3,540	3,520	7,728

Total earnings	$265,528	$321,099	$348,859	$306,765	$288,849	$339,162

Fixed charges:

Interest expense (including capitalized interest)	$19,387	$19,241	$5,139	$5,691	$11,900	$9,925

Portion of rent expense under long-term operating leases representative of an interest factor	1,663	2,478	3,058	3,540	3,520	7,728

Total fixed charges	$21,050	$21,719	$8,197	$9,231	$15,420	$17,653

Ratio of earnings to fixed charges	12.6x	14.8x	42.6x	33.2x	18.7x	19.2x

Deluxe Corporation

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Earnings:

Income from continuing operations before income taxes	$227,300	$271,122

Interest expense (excluding capitalized interest)	36,565	47,499

Portion of rent expense under long-term operating leases representative of an interest factor	1,663	2,478

Total earnings	$265,528	$321,099

Fixed charges:

Interest expense (including capitalized interest)	$36,649	$47,499

Portion of rent expense under long-term operating leases representative of an interest factor	1,663	2,478

Total fixed charges	$38,312	$49,977

Ratio of earnings to fixed charges	6.9x	6.4x